EXHIBIT 99.1

Management’s Discussion and Analysis

For the three and six month periods ended June 30, 2012

As of August 10, 2012

TABLE OF CONTENTS

INTRODUCTION [3]

OVERVIEW [3]

VATUKOULA GOLD MINES PLC [10]

AGREEMENTS WITH PARAGON MINERALS CORPORATION [14]

OUTLOOK [15]

SUMMARY OF QUARTERLY RESULTS [15]

REVIEW OF FINANCIAL RESULTS [16]

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES [17]

OUTSTANDING SHARE DATA [18]

OFF-BALANCE SHEET ARRANGEMENTS [18]

RELATED PARTY TRANSACTIONS [18]

ACCOUNTING POLICIES [18]

FINANCIAL INSTRUMENTS [19]

INTERNAL CONTROLS OVER FINANCIAL REPORTING [20]

CRITICAL ACCOUNTING ESTIMATES [20]

RISK FACTORS [22]

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS[28]

CAUTIONARY NOTE TO U.S. INVESTORS [29]

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated August 10, 2012, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and six month periods ended June 30, 2012. In order to better understand the MD&A, it should be read in conjunction with the unaudited interim financial statements and notes thereto for the three and six month periods ended June 30, 2012 and the audited financial statements, notes and MD&A for the year ended December 31, 2011.

The Company’s unaudited interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Alan Taylor, P. Geo., Chief Operating Officer, Vice President Exploration and Director of Canadian Zinc Corporation, is the Company’s non-independent Qualified Person for the purposes of National Instrument 43-101 and has approved the technical disclosures in the MD&A.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965 under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company's principal focus is the exploration and development of the Prairie Creek Property (“Prairie Creek”) and adjacent mill and infrastructure facilities (a zinc/lead/silver, partially developed property) located in the Northwest Territories, Canada. The primary objective of the Company is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure, and secure the necessary capital funding and operating permits.

A new independent mineral resource model estimation completed in June 2012 by AMC Mining Consultants Inc. reports 5.43 million tonnes of Measured and Indicated Mineral Resources with an average grade 10.8% Zn, 10.2% Pb, 0.31% Cu and 160 g/t Ag and in addition, 6.24 million tonnes of Inferred Mineral Resources with an average grade of 14.5% Zn, 11.5% Pb, 0.57% Cu and 229 g/t Ag.

A Preliminary Feasibility Study (“PFS”) completed by SNC Lavalin in June 2012 indicates a pre-tax net present value of $253 million using an 8% discount, with an internal rate of return of 40.4% and payback period of 3 years. (see Canadian Zinc press release dated June 27, 2012).

The PFS generated economic parameters to convert the new Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. The new Mineral Reserves at Prairie Creek Property were estimated at 5.22 million tonnes averaging 9.4% Zn, 9.5% Pb, and 151 g/t Ag. The Proven and Probable Mineral Reserve is capable of supporting a mine life of 11 years at the planned rate of 1,000 tonnes per day. In addition the significant tonnage of Inferred Resource is expected to add to the mine life once more detailed definition drilling is carried out.

A new National Instrument (“NI”) 43-101 Technical Report entitled Prairie Creek Property Northwest Territories, Canada Technical Report for Canadian Zinc Corporation, Qualified Persons J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and B MacLean, P. Eng., SNC-Lavalin Inc. and dated June 15, 2012 has been filed on SEDAR.

The Prairie Creek Mine regulatory applications for operating permits continue to be processed by the Mackenzie Valley Land and Water Board (“MVLWB”) and Parks Canada. The MVLWB issued a draft work plan timetable for the main Type “A” Water Licence and associated Land Use Permits, indicating the issue of a Water Licence in early to mid-2013. Road related applications with Parks Canada have been submitted for review.

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 13% of the issued share capital of VGM. VGM is a UK company, listed on the AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula gold mine located in Fiji.

In July 2012, the Company announced that it has entered into a binding arrangement agreement to complete a business combination merger as well as a non-brokered private placement with Paragon Minerals Corporation (“Paragon”). Paragon’s flagship project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. Completion of the merger is subject to, among other things, approval by Paragon shareholders and receipt of necessary consents, approvals and other authorizations by applicable regulatory authorities.

The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production. Canadian Zinc has experienced long delays in obtaining permits, and expects a continued lengthy process with its permitting activities.

Positive Environmental Assessment

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at Prairie Creek.

After successful completion of a nearly four year environmental assessment process, the Mackenzie Valley Environmental Impact Review Board (“Review Board”) issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine on December 8, 2011.

The Review Board concluded that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board (“Water Board”).

In a Decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the Decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

Work Plan and Directive on Class ‘A’ Water Licence

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permit for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board has completed its review of the information contained in the application, Environmental Assessment and the CPD and in May 2012, issued a Directive on the additional information that is required by the Water Board at this stage of the Regulatory Process. The Water Board also issued a Work Plan to be followed towards the issue of these permits which envisages completion of the Public Hearing, required by the Mackenzie Valley Resource Management Act, in November and the issue of a draft water licence by December 23, 2012. The expectation is that the final Water Licence will be sent to the Minister of Aboriginal Affairs and Northern Development for signature in February 2013.

The Work Plan and schedule issued by the Water Board are generally as expected by the Company and provide a schedule and key dates for the issue of a draft Water Licence before the end of the current year. The Work Plan provides for the submission of additional information which will be generated over the summer and the Company will be working closely with all parties to resolve any outstanding issues and further the permitting process to successful completion as soon as possible.

The Company’s response to Water Board will be submitted later this year and will incorporate the results of additional water quality/treatment studies. During the course of the Environmental Assessment the Company committed to further water quality/treatment studies. The water quality/treatment studies are being based on products generated from representative bulk rock and water samples collected from site which have been processed from a milling process circuit developed from previous metallurgical studies by SGS Lakefield.

In the fall of 2011 the Company collected a 700 kg bulk composite sample of mineralization from the 870m and 930m underground levels at Prairie Creek. The material was shipped to SGS Minerals Services in Vancouver for processing. The locked cycle tests were performed with water that was collected and shipped down from the Prairie Creek Mine in order to produce representative process water. The sample was crushed and sorted then sent to SGS Lakefield to undergo Dense Media Separation and then returned to Vancouver. SGS has carried out a number of locked cycle tests in order to generate mineral concentrates, waste tailings and waste water. The process water is now undergoing further treatment studies and is being conducted by CEMI Labs along with toxicity studies by Hatfield Consultants. Other generated products, such as the tailings, are slated for further engineering studies related to paste backfill.

Documentation related to this regulatory process is posted on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002).

New Mine Decline Land Use Permit Issued

In May 2012, the Water Board issued a new Class ‘A’ Land Use Permit, MV2012C0008, for the activity of underground decline development, valid for a period of five years commencing May 10, 2012 and expiring May 9, 2017. The new Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

The new decline and underground development will be strategically located to facilitate the drilling of key areas and also to allow integration of the underground development with that required to further access the mine resource, and to enable drilling of the under-explored portions of the deposit at depth during the period leading up to mine construction.

Class “B” Water Licence Amended and Extended

The Water Board also approved an amendment and extension to the Company’s existing Class “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence has now been amended to cover the underground development of the new decline from the existing 870m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the Water Licence has been extended to September 9, 2019.

With the issue of an amended Water Licence, a new Minewater Contingency Plan was submitted for review.

Road Land Use Permits

Land use permits and water licences relating to the road that connects the Prairie Creek Mine to the Liard Highway, part of which passes over Crown land and part through the expanded Nahanni National Park Reserve, are now multi-jurisdictional and the Company has applied to both the Water Board and Parks Canada for these road related permits and licences.

In April 2012, the Water Board approved an extension of the Company’s Land Use Permit (“LUP”), MV2003F0028, for the use of the road on Crown land. In July 2012, Parks Canada extended the LUP for that portion of the road that passes through the expanded Nahanni National Park Reserve for an additional term of two years to April 2014. These permits will allow CZN to undertake road rehabilitation work and prepare the road for operational use. The permits allow use of the road for the re-supply and maintenance of the Mine, but do not provide for the planned operational use of the road.

The proposed re-alignments of the access road were considered as part of the Environmental Assessment and were approved by the Review Board in December 2011. The Water Board in May 2012, notified the Company that the applications for a LUP and Water Licence to construct and operate the proposed new road alignment portions of the road, situated on Crown land, which will be used for operations, have been distributed and received comments from interveners. The Company responded to the Water Board’s further information requests in July 2012 and a draft permit is expected to be forthcoming.

In April 2012, the Company met with Parks Canada at a two day technical session in Fort Simpson, NWT, to discuss the applications associated with road access through Nahanni National Park Reserve. Representatives of the Nahanni Butte Dene Band and the Dehcho First Nations were represented at the technical session. A partial road application was submitted to Parks Canada in June and further field information is being compiled to complete the application by the end of August 2012.

In July 2012, Transport Canada confirmed that the proposed works, including proposed new bridges, are not subject to the Navigable Waters Protection Act.

Prairie Creek Development Plan and Preliminary Feasibility Study

A Preliminary Feasibility Study (“PFS”) prepared by SNC-Lavalin Inc. (“SNC”) of Vancouver was submitted to the Company in June 2012. This report contains capital costs estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, new water storage ponds and an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation.

Highlights of the Preliminary Feasibility Study

•
Pre-tax Net Present Value (“NPV”), using an 8% discount, of $253M, with an internal rate of return (“IRR”) of 40.4% and payback period of three years, based on base case metal price forecasts of $1.20/lb for both zinc and lead and $28.00/oz silver, for the first two years of mine production during 2014/15, then reducing to long-term prices of $1.00/lb zinc, $1.00/lb lead and $26.00/oz silver in 2016 and thereafter.

•	Average annual earnings before interest taxes depreciation and amortization (“EBITDA”) of $66M per year and $686M over the life of the Project.
•	11 year mine life based exclusively on a defined mineral reserve of 5.2 million tonnes, grading 9.4% zinc and 9.5% lead, with 151 g/t silver.
•
The PFS does not take into consideration the Inferred Resources of 6.2 million tonnes of 14.5% zinc, 11.5% lead and 229 g/t silver, which is currently too speculative geologically to have economic considerations applied to them, however, if upgraded to measured or indicated could add to mine life.

•	Average annual production of 60,000t of zinc concentrate and 60,000t of lead concentrate containing 76M lbs of zinc, 90M lbs of lead and 2.2M ounces of silver.
•
100% underground operation with mining rates averaging 1,350 tpd, primarily utilizing the cut- and-fill mining method and with paste backfill consuming 100% of the tailings stream generated from the 1,000 tpd milling process.

•	Pre-production capital costs, excluding contingency, is estimated to be $160M of which $42M will be incurred in year 1 and $118M in year 2 with an additional contingency of $33M.
•
Working capital is estimated at $41M, which includes a $7M contingency and the cost and delivery of materials, supplies and fuel for the first season of operation in addition to the first three months of operating expenditures, with the assumption the concentrate will be sold as produced.

•	Average life-of-mine (“LOM”) cash operating costs of ore mined (before transportation costs) are estimated at $144/t and a LOM sustaining capital of $11M.
(All costs $CDN at par with $US, t=tonne, M=million, g=gram, lbs=pounds, tpd=tonnes per day, intended level of accuracy of capital cost estimates are +/-20%)

Project Assumptions and Parameters

Base Metal Price Forecast (“Base Case”)	2014	2015	Long Term
Zinc ($/lb)	$1.20	$1.20	$1.00
Lead ($/lb)	$1.20	$1.20	$1.00
Silver ($/oz)	$28.00	$28.00	$26.00
C$:US$ exchange rate: C$1/US$, Figures are estimated using Q2 2012 dollars

The metal prices used in the estimated cash flow were derived from a survey of a number of reputable sources and represent consensus expectations of an increase in the prices of both lead and zinc in the medium term of 2014 to 2015, driven by an expectation of increased industrial demand coupled with the expected shut down of a number of larger zinc mines, leading to an expected shortage in zinc concentrates, declining to long term projected flat prices after 2016.

In the medium to long term it is expected that mine supply will struggle to keep pace with the anticipated growth in demand for zinc. Over the period 2014 -2015 the global economy is forecast to stabilize and gradually return to normal and as a consequence zinc consumption is forecast to increase. At the same time a number of existing large mines are scheduled to close due to depletion of reserves. In the medium term this anticipated increase in demand coupled with the reduction in supply is expected to lead to a number of years of substantial annual deficits, with higher prices anticipated, before the market returns to near balance with longer term prices higher than levels experienced in 2011 and 2012 which resulted from the global economic recession overshadowed by the euro zone crisis. The current 2012 zinc price of 85 cents per pound is considered by most in the industry to be unsustainably low because the average direct cost to produce zinc metal is approaching this value. The low price results mainly from depressed demand in Europe because of the recession there, which has consequentially led to the building of London Metal Exchange (LME) stocks to about 940,000 tonnes.

The demand for lead metal continues to be moderately strong despite the recession in Europe. The main driving force behind demand is from China, which increased demand in 2011 by 420 tonnes, or 9.9%. The price of lead is expected to generally keep in line with the price of zinc.

Parameters
Mine Type			Underground
Total mined			5.2Mt
Mining rate			1,350 tpd
Milling rate			1,000 tpd
Project life			11 years

Mine and Mill	Average Grade	Estimated Recovery	Average Annual Metal Production
Zinc	9.4%	75%	76M lbs
Lead	9.5%	88%	90M lbs
Silver	151 g/t	92%	2.2M oz
Zinc concentrate			60,000t
Lead concentrate			60,000t

Capital Cost Estimates and Financial Results of Model

The PFS is based upon capital pricing as of the second quarter of 2012. The level of accuracy of the capital cost estimates are +/-20% for this PFS. The general capital cost breakdown for Prairie Creek is indicated in the following table:

Capital ($M)	Year 1	Year 2
Mine Pre-Development	6	15
Mine Equipment	0	9
Process Plant Upgrade	6	27
DMS & Paste Plant	4	13
Storage Buildings	2	17
New Camp	1	7
Directs & Indirects	6	23
Owner’s Costs (incl. Reclamation)	13	0
Various Other Capital	4	7
Total Pre-Production Capital Costs (pre-contingency)	42	118
Contingency	3	30
Total Pre-Production Capital Costs (post-contingency)	45	148
Working Capital (including $7M contingency)	0	41
Intended level of accuracy of estimates are +/-20%

The financial model prepared by SNC indicated a robust project with the following results:

Operating Costs	Year 5, $/t ore mined
Mining	$72
Milling	$37
G&A	$11
Surface	$24
Trucking & rail	$60
Total Operating Costs	$204

Financial Analysis
Average annual EBITDA	$66M
Pre-tax NPV using a 8% discount rate	$253M
Pre-tax IRR	40.4%
Pre-tax payback period	3 years

A financial analysis with a +/- 10% sensitivity factor centering on the Base Case outlines the average annual EBITDA, NPV, IRR payback period and are shown on a pre-tax basis below:

	Low Case	Base Case	High Case
Metal Price Scenario	90%	100%	110%
Average Annual EBITDA* $M	$47	$66	$84
Pre-Tax NPV (undiscounted) $M	$303	$493	$683
Pre-Tax NPV @ 8% discount $M	$140	$253	$366
Pre-Tax IRR	27%	40%	52%
Pre-Tax Payback Period (years)	3.8	3.0	2.5
* Annual average EBITDA does not include year 1 of production

Within the cash flow model, revenue is recognized as the concentrate is generated and does not account for any time delay between shipment and payment for concentrate.

Mineral Resource Estimate

A new independent mineral resource was completed by Qualified Persons (“QP”), as defined by National Instrument 43-101 (“NI 43-101”), J. Morton Shannon, P.Geo. and Dinara Nussipakynova, P.Geo. of AMC Mining Consultants Ltd. (“AMC”), reporting a Measured and Indicated resource of 5.43 million tonnes at a grade of 10.8% Zn and 10.2% Pb with 160 g/t Ag per tonne and an Inferred resource of 6.24 million tonnes at a grade of 14.5% Zn and 11.5% Pb with 229 g/t Ag per tonne. (see Technical Report filed on SEDAR)

AMC is a leading mining consultancy, providing worldwide services exclusively to the minerals sector. AMC visited the Prairie Creek Mine site and reviewed and verified the Prairie Creek database and reviewed the resource model making minor adjustments to the classification. A reclassification from the Indicated to Inferred category of a multiple high-grade drill intercept at the northern end of the resource model has resulted in a slight overall reduction in the tonnes and grade of the Indicated category and a slight increase in the Inferred category.

Mineral Resource Estimate for Prairie Creek Mine

Zone	Class	Tonnes (Mt)	Zn (%)	Pb (%)	Ag (g/t)	Cu (%)
Main Quartz Vein	Measured	1.055	13.2	11.5	209	0.45
	Indicated	2.680	10.5	12.7	200	0.43
	Measured & Indicated	3.736	11.3	12.4	202	0.43
	Inferred	6.236	14.5	11.5	229	0.57
Stockwork	Indicated	0.410	7.7	3.7	69	0.15
Stratabound	Measured	0.640	10.5	6.8	67	0.00
	Indicated	0.641	10.6	5.4	63	0.00
	Measured & Indicated	1.281	10.5	6.1	65	0.00
	Inferred	0.003	12.4	5.1	46	0.00
Totals	Measured	1.7	12.1	9.7	155	0.28
	Indicated	3.731	10.2	10.5	162	0.32
	Measured & Indicated	5.431	10.8	10.2	160	0.31
	Inferred	6.239	14.5	11.5	229	0.57
Notes:
1.      Mineral Resources are stated as of May 31, 2012
2.      Mineral Resources include Mineral Reserves
3.      Stated at a cut-off grade of 8% Zn-Eq based prices of $1.30/lb for both zinc and lead, and $35/oz for silver.
4.      Average processing recovery factors of 78% for Zn, 89% for Pb and 93% for Ag.
5.      Average payables of 85% for Zn, 95% for Pb and 81% for Ag.
6.      $ Exchange rate = 1 CD/USD

AMC confirms that the Prairie Creek deposit contains a significant amount of Inferred Resources which, upon further delineation, has the potential to double the life of the mine. Furthermore, on-going drill exploration programs are indicating the potential continuation of the primary mineralized structure a further 1.5 km along strike, with the potential to further enhance the size of the resource.

Mineral Reserve Estimate and Mine Plan

The mining parameters were generated independently of SNC-Lavalin and include capital and operating estimates for underground mining, a mining schedule, preliminary designs of stoping methods and layouts and a paste backfill schedule. The mine plan and method was reviewed by Barrie Hancock P.Eng., who is the QP responsible for the mining sections of the PFS.

A portion of the Mineral Resources was converted to Mineral Reserves through application of suitable dilution factors in stoping blocks (averaging 22% for MQV and 10% for SMS) utilizing the cut-and-fill mining method for MQV and room and pillar for SMS. Due to the high grade nature of the deposit, the majority of the vein resource will be mined, allowing for 97% of all of the Measured and Indicated vein resources to be converted to Mineral Reserves and 57% of all measured and indicated resources within the SMS mineralization to be converted to Reserves.

Mineral Reserve Estimate for Prairie Creek Mine

Zone	Class	Tonnes (Mt)	Zn (%)	Pb (%)	Ag (g/t)
Main Quartz Vein	Proven	1.278	10.8	9.4	172
	Probable	3.140	8.7	10.5	165
	Proven and Probable	4.418	9.4	10.2	167
Stratabound	Probable	0.803	9.5	5.7	62
Total Mineral Reserves		5.222	9.4	9.5	151
Notes:
1.      Mineral Reserves are stated as of May 31, 2012
2.      Mining cut-off grade of 10% Zn-Eq based upon total variable operating cost of $162/t including mining, processing and transportation.
3.      Metal prices assumed are Zn = $1.10/lb, Pb = $1.10/lb and Ag = $28/oz.
4.      Average processing recovery factors of 75% for Zn, 88% for Pb and 92% for Ag.
5.      Average payables of 85% for Zn, 95% for Pb and 81% for Ag.
6.      $ Exchange rate = 1 CD/USD

All mining will be underground and will produce roughly 1,350 tonnes of ore per day. Mining will initially be focused on the existing three levels (970, 930 and 870 m levels) of underground workings while a ramp is driven to access lower levels. Future underground development workings will include four new deeper levels accessed by a new haulage ramp. Mining methods will be mostly cut-and-fill on the narrow high grade vein structure with some room and pillar on the stratabound resource. Some areas within the vein may be amenable to bulk mining methods, however, the current mine plan uses the conservative case that all vein mining will occur with cut-and-fill.

Infrastructure and Production Plans

The proposed mill facilities will have a 1,500 tpd crushing capacity, with an installed jaw crusher, short head cone crusher, double-decked screen and a 2,000 tonne ore bin.

A new dense media separation (“DMS”) circuit, designed by DRA Americas, at 85 tph capacity, will be installed into the crushing circuit to process -1/2” sized material. Indications from metallurgical testing are that the DMS plant will reject an average of 27% of the waste at minimal metal losses, hence mining input at maximum production rates will be 1,350 tpd and, after passing through DMS plant, will produce approximately 1,000 tpd of material to be processed in the grinding/flotation circuit of the mill.

Five new 1.5 MW diesel powered generator units will provide power and heat for the site. These self- contained, pre-commissioned power generator units will be located adjacent to the mill. Maximum power load for the site is estimated at 4,674 kW and diesel fuel will be the primary energy source required to operate the generators. These generators will be outfitted with heat recovery systems in order to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities.

100% of the tailings from the mill will be placed permanently underground in a form of paste backfill mix generated from the new paste backfill plant. The paste backfill plant is being designed by Kovit Engineering Ltd., of Sudbury, Ontario. The remainder of the DMS reject and mine development waste will report to a Waste Rock Pile Facility, to be designed by Golder & Associates, located 700 metres behind the mill off the Prairie Creek floodplain.

Approximately 200 people are expected to be employed during initial construction, and 235 for operations, with half of such people being on-site at any one time. A new two-storey accommodation block is proposed to be installed at site to house the workforce. Personnel will work shifts of three weeks in/three weeks out, with transport by charter flights from the existing 1,000 m gravel airstrip. Canadian Zinc’s hiring policy is to give preference to qualified local residents, followed by northern residents. Training programs, some of which are currently underway, will be organized to further maximize local employment.

A detailed transportation plan and schedule has been developed incorporating use of winter road access and transfer facilities. New storage facilities will be built at site to temporarily store concentrate when the winter road opens. The Tetcela Transfer Facility will be established at a mid-point along the access road as a temporary storage area for concentrate prior to the ice bridge being established each winter over the Liard River. The Liard Transfer Facility located on the NWT highway system will act as an inbound/outbound storage area for both supplies and concentrate and for all-season access to railhead in Fort Nelson, B.C. where a rail siding facility is planned. All building costs have been incorporated into the PFS.

The 184 km long winter road with two transfer facilities will provide temporary surface access to the site for a minimum of 60 days of the year, with associated initial capital construction costs of $4.3M and annual establishment and maintenance costs of $1.4M and $1.9M, respectively.

Total average transport costs including trucking and rail of $245/t concentrate. Formal smelter arrangements have not been agreed to at the present time; however, normal course treatment charges and penalties for deleterious elements have been applied. Off-take agreements can now be pursued by the Company over the course of this year.

The Project will produce three types of concentrates: a zinc sulphide, a lead sulphide and lead oxide concentrate. The lead concentrates will be combined into one concentrate. The concentrates will be shipped out in 3 tonne bags in enclosed haul trucks via the winter road. The zinc oxide component of the ore is not, at this time, considered saleable and will not be recovered into concentrate. However, the opportunity to recover the zinc oxide ore represents an area of future study to enhance the revenue potential of the Project.

The Project will generate average annual production of 60,000 tonnes of zinc concentrate containing 76 million lbs of zinc, and 60,000 tonnes of lead concentrate, containing 90 million lbs of lead. The two concentrates will contain 2.2 million troy ounces of silver with the majority of the silver reporting to the lead concentrate.

Development Schedule

The Company plans in 2012 to complete geotechnical assessments and engineering details of various surface facilities, including the Winter Road, in order to prepare for construction; financial negotiations to secure funds for capital development and off-take; to enter into an EPCM contract for site planning, detailed engineering and procurement of long-lead items; and continue permitting activities with the Mackenzie Valley Land and Water Board.

During 2013, consideration will be given to open the road for supplies and equipment. Pre-mine development, site preparation and further optimization will be carried out along with completion of procurement of equipment and supplies for delivery in the fourth quarter of 2013. This will allow pre-construction site preparation and early works programs to expedite construction completion in 2014.

During 2014, the Company plans to open the winter road in the first quarter and mobilize all supplies and equipment into site. During the course of the year, construction activities at the Project could prepare the site for operations including underground development. Commissioning of the mine and mill would take place in the fourth quarter of 2014.

Optimization Recommendations

There are a number of recommendations listed in the PFS including:

•	Improving efficiencies in transport, scheduling and logistics on the Winter Road.
•	Financial alternatives to purchasing of significant equipment and other procurement.
•	Early completion of construction, engineering and mine development programs to reduce start-up times required.
•	Consider financial arrangements targeted to further reduce Working Capital needs.
•	Resource optimization, including targeting drilling to increase the confidence level in the resources and reserves estimated and to identify additional resources.
•	Modify the mine plan to include increased resources and identify areas of the mine amenable to lower cost bulk mining methods. Optimization of mine schedule and equipment utilization should follow.
•	Further studies aimed at upgrading the zinc oxide concentrate to a commercial grade and producing a copper/silver concentrate to maximize potential future revenues.

The Company is currently evaluating these recommendations.

2012 Prairie Creek Site Programs

The Prairie Creek Mine Site was re-opened in early April 2012. With a flow-through exploration budget of $2.5 million, Canadian Zinc plans to utilize both Company owned drills and has contracted Cabo Drilling (Pacific) Corp to supply manpower and technical supervision for the 2012 exploration diamond drilling program.

The deep-hole diamond drill exploration program at Casket Creek is utilizing the Company’s TM-2500 coring rig, approximately 1.6 kilometres north of the most northern drillhole that defines the present mineral resource. It is planned to continue for the first part of the summer in the Casket Creek area in order to complete wedging some drill holes around last year’s intercept in hole PC-11-187W2 which intersected 5% Pb and 11% Zn over 3.5 metres of core length. Drilling began in May 2012 and is ongoing. After completion of this phase of drilling at Casket Creek the drill rig will be moved back south, closer to the Prairie Creek Mine Site.

At the same time the Company’s Longyear drill rig is focusing on drilling infill areas closer to minesite and within the defined resource. Drilling began in June 2012 and is ongoing. Specific targets are areas that have the potential to be upgraded from the inferred category to the indicated resource category. Most of these holes will be targeted at depth and along strike in the proximity of the known underground workings.

An airlift of equipment was undertaken in early May which included mobilization of an auger drill rig contracted from Mobile Augers and Research Ltd., in Edmonton. The auger drill has now completed a series of geotechnical holes within the existing water storage pond and proposed areas for the waste rock pile and possible second water pond areas, in order to detail further engineering studies for design and construction purposes. Drilling a series of hydrological wells is planned to further monitor the groundwater hydrology of the site area in preparation for mining activities.

Field work for geotechnical evaluation and studies of the road route through Nahanni National Park Reserve and adjacent areas has been carried out. This included assessment of critical areas including bridge crossings, reducing steep grades and further substratum assessment. A hydrologic assessment was also completed along the road corridor to support further regulatory requirements. A detailed aerial LIDAR (light detection and ranging system) survey was also carried out by McElhanney Surveying utilizing a fixed wing aircraft. This survey will provide an accurate baseline for route planning of the re-aligned road route areas, resulting from the recent Environmental Assessment, and also provide a solid basis for construction planning. The data from this survey is now being processed along with orthophoto imagery. Once this data is in hand a second field program is planned to follow-up on any route anomalies prior to entering into construction plans.

The Company is continuing to further detail engineering and procurement aspects of the project. Additional assessment of the mill and camp facilities are underway with SNC Lavalin Inc. engineers visiting and assessing the existing facilities.

Engineering assumptions associated with this study includes third party engineering to be used to the maximum extent possible and also that on site construction materials including carbon steel pipe, structural steel and rebar be applied to the engineering design to the maximum practical extent possible. Procurement assumptions associated with the study include sole sourcing of a significant amount of mechanical equipment to be applied where the multiple supplier procurement is considered not cost effective. This engineering study will continue to year-end with procurement continuing in 2013.

Training

The Company has commenced further onsite training programs at the Prairie Creek Mine Site and off-site in the region. These training programs are being undertaken with assistance from the Federal Government, Human Resources and Skills Development Canada, in the “More Than a Silver Lining” aboriginal training program, specifically for the Prairie Creek Mine, and administered by the NWT Mine Training Society. These programs include training for safety officers, diamond drilling operators, geological field assistants and camp catering. Other training programs, which will occur off-site, are currently being planned and co-ordinated by the Company and the Mine Training Society which has opened an office and training centre in Fort Simpson.

VATUKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 13% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine, which may affect the share price, and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

VGM shares are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the closing market bid price and the Bank of Canada quoted exchange rate) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a mark-to-market loss on its investment in Vatukoula Gold Mines during the three and six month periods ended June 30, 2012 of $1.5 million and $8.0 million respectively. At June 30, 2012, the Company’s investment in VGM had a market value of $5.7 million. The market value of the Company’s investment in VGM at August 8, 2012, was $5.7 million. The outlook for this investment is dependent on the ongoing performance of VGM.

Cautionary note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines plc has been summarized from VGM’s publicly filed documents.

For further information on VGM refer to the company’s website: www.vgmplc.com

VGM is the owner of the Vatukoula gold mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold. VGM acquired the mine in 2008 and aims to achieve sustained profitable production of 100,000 ounces of gold per annum.

VGM’s unaudited interim operational results for the third quarter and nine months ended May 31, 2012, expressed in British Pounds (GB£) and prepared in accordance with IFRS, were reported as follows:

Operational Highlights	3 months ended May 2012 (Q3)	3 months ended Feb 2012 (Q2)	3 months ended Nov 2011 (Q1)	9 months ended May 2012	9 months ended May 2011
Total underground tonnes mined (ore, waste & capital)	114,703	116,462	126,307	357,472	307,228
Strike drive development (metres)	743	1,100	1,532	3,375	869
Capital development (metres)	1,453	1,004	974	3,431	1,663
Ore processed (tonnes)	114,091	115,919	127,365	357,375	358,539
Average ore head grade (grams/tonne)	3.55	5.01	4.55	4.38	4.01
Total recovery	76.37%	78.85%	81.17%	79.07%	82.21%
Gold produced	11,390	14,315	15,684	41,389	41,487
Gold shipped	12,562	13,869	14,588	41,019	41,395

Financial Highlights	9 months ended May 2012	9 months ended May 2011
Revenue (£'000)	43,229	35,668
EBITDA (£'000)	293	334
Cash generated from operating activities (£'000)	4,675	834
Underlying operating (loss) (£'000)	(4,337)	(2,203)
Cash cost per ounce shipped (US$/ounce)	1,609	1,297
Average realised gold price (US$/ounce)	1,656	1,368
Basic (loss) per share (pence)	(5.51)	(2.14)
Capital Investment (£'000)	10,322	6,801
Cash and Cash equivalents (£'000)	6,588	6,892

Operating Results	3 months ended May 2012 (Q3)	3 months ended Feb 2012 (Q2)	3 months ended Nov 2011 (Q1)	9 months ended May 2012	9 months ended May 2011
Underground Mining
Total underground tonnes mined (ore, waste & capital)	114,703	116,462	126,307	357,472	307,228
Operating development (metres)	3,656	4,073	4,555	12,284	15,171
Strike drive development (metres)	743	1,100	1,532	3,375	869
Capital development (metres)	1,453	1,004	974	3,431	1,663
Total development (metres)	5,852	6,177	7,061	19,090	17,703
Sulphide Plant
Sulphide ore delivered (tonnes)	69,283	79,158	86,181	234,622	244,352
Sulphide head grade (grams/tonne)	4.12	5.70	5.66	5.22	5.26
Oxide Plant
Oxide ore delivered (tonnes)	44,482	37,061	41,933	123,476	114,311
Oxide head grade (grams/tonne)	1.84	2.34	1.20	1.78	1.38
Total (sulphide + oxide)
Ore processed (tonnes)	114,091	115,919	127,365	357,375	358,539
Average ore head grade (grams/tonne)	3.55	5.01	4.55	4.38	4.01
Total recovery	76.37%	78.85%	81.17%	79.07%	82.21%
Gold produced	11,390	14,315	15,684	41,389	41,487
Gold shipped	12,562	13,869	14,588	41,019	41,395

Cash Costs
Cash cost per ounce shipped (US$)	2,034	1,426	1,393	1,609	1,297
Cash cost per tonne mined and milled (US$/tonne)	224	171	160	185	150
Average realised gold price (US$/ounce)	1,622	1,648	1,692	1,656	1,368

Underground Mining and Development

Total waste, ore and capital mined for the nine months ended May 31, 2012, increased by 16% to 357,472 tonnes compared to the nine months ended May 31, 2011. The higher tonnages were driven by increases in both strike drive and capital development which increased from 869 metres and 1,663 metres to 3,375 metres and 3,431 metres, respectively. For Q3 the total waste, ore and capital mined was 2% lower than Q2. This reduction was in part due to the heavy rainfall the mine experienced in early April which impacted underground mining. Nonetheless capital development metres were increased from 1,004 metres in Q2 to 1,453 metres in Q3. This was offset by a reduction in strike drive metres as VGM gradually introduce footwall drives to replace strike drives.

The ore delivered from underground for the nine months ended May 31, 2012 was 234,622 tonnes, a 4% decrease compared to the same period last year. This reduction in ore delivered was a result of the heavy rainfall, which reduced shaft capacity on the Smith Shaft for 12 days. The reduced shaft capacity was also reflected in the lower Q3 ore delivered figure which was 69,283 tonnes (Q2: 79,158 tonnes).

The average underground grade for the nine months was 5.22 grams per tonne, which was in line with the same period last year (5.26 grams per tonne). For Q3 the average underground grade was 4.12 grams per tonne (Q2: 5.70 grams per tonne). The reduction in grade can be attributed to the heavy rains at the start of April which limited access to some high grade areas at the mine.

Underground operations have remained focused on the development of infrastructure to enable the mine to produce at VGM’s long-term projected rate. Capital development for the nine months was 3,431 meters, a 106% increase over the nine months ending in May 2011. Strike Drive development has also increased over the nine month period to over 3,375 meters. Currently VGM has approximately 600 metres of available face length which puts us on target to have 1,000 metres of available face length in Q4 2013.

The 18 level Philip Shaft decline, part of the capital development program, advanced to 245 metres. VGM anticipates shaft holing at the 20 level to be on schedule in Q1 2013.

VGM commenced several initiatives to increase mine pumping capacity which will make it possible to gain access earlier than previously expected to some higher grade areas of the mine that have been flooded for many years. These areas include the lower levels of the Smith Shaft workings (20L to 23L) and the 19L Philip area.

Production from surface oxides and a sulphide waste pile situated near Philip Shaft for the nine months delivered 123,476 tonnes at a grade of 1.78 grams per tonne. For Q3, surface production was 44,482 tonnes at an average grade of 1.84 grams per tonne. The surface material is a supplemental source of gold production and will be phased out over the coming year.

Milling Operations

During the nine months, the Vatukoula Treatment Plant (“VTP”) processed 357,375 tonnes of ore which was in line with the same period last year (358,539 tonnes). For Q3 the VTP processed 114,091 tonnes of ore which was marginally lower than Q2 (115,919), and included a 16% increase in the oxide ore delivered to the mill.

The average grade increased from 4.01 grams of gold per tonne in the nine months ending May 2011, to 4.38 grams of gold per tonne in the nine months ending May 2012. This was driven by higher grades delivered from surface mining operations. For Q3 the grade decreased to 3.55 grams per tonne from 5.01 grams per tonne in Q2, as a result of lower grades delivered from surface and underground.

Recoveries for the nine month period and Q3 ran at 79.1% and 76.4% respectively. For the nine months the recovery was lower than the comparable period last year as a result of the mixed nature of the material delivered from the surface waste dump. This is somewhat higher grading than the traditional oxide material but is a mixture of sulphide and oxide material, which results in a lower recovery in the CIP circuit. For Q3 lower recoveries compared to Q2 are attributable to the lower sulphide grade delivered to the mill during the period, which had the effect of lowering the recovery rates.

VGM Financial Results and Operating Costs

VGM’s revenue for the nine months ending May 31, 2012 of £43.2 million was higher than the same period last year (£35.7 million). VGM’s year on year sales volume decreased marginally, however VGM benefited from significant increase in gold prices. The average realized gold price was US$1,656 in the nine months ended May 2012 compared to US$1,368 per ounce in the same period in 2011.

The underlying loss increased to £(4.3) million from £(2.2) million in the same period last year. This increase is attributed to an increase in cost of sales which reduced the gross profit by £0.5 million, an increase in depreciation and amortization expenses of just under £1 million and a lower non-cash foreign exchange gain on the intercompany loan.

The net cash generated in operating activities increased from £0.8 million in the nine months ended May 2011 to £4.7 million in the nine months ended May 2012.

Capital investment increased from £6.8 million in the nine months ended May 2011 to £10.3 million in the nine months ended May 2012. This increase is mainly attributable to an increase in resource and reserve drilling activities of £2.7 million and an increase in mine development of £2.1 million.

Cash costs for Q3 were US$2,034 per ounce shipped (Q2: US$1,426 per ounce shipped). The main reasons for the increase in the cash costs per ounce is the decrease in grade and recovery from the mill and the increase in cash costs per tonne mined and milled from US$171 in Q2 to US$224 in Q3. The increase in cash cost per tonne was driven by the relatively fixed total costs associated with the underground mine and the lower tonnage mine and milled as a result of the heavy rainfall in early April. The combined effect of this was a temporary increase in unit costs of US$35 per tonne with the remaining US$18 increase attributable to higher pumping costs associated with accessing the deeper levels at the mine and higher heavy vehicles costs, in particular tire costs.

VGM Outlook

Heavy rain in Fiji affected VGM’s production for the quarter ended May 2012 with just over 12,500 ounces of gold shipped. The essential capital development program which will provide long term flexibility for underground mining operations is beginning to bear fruit. New long-term stoping sections are being prepared for mining in the first half of the next fiscal year and should help provide long-term flexible underground mining at Vatukoula. Notwithstanding the increased development program, and the short term mine plan to achieve increased production for the remainder of the current fiscal year, the recovered grades in the fourth quarter have not achieved forecast levels. This is expected to result in lower than expected gold shipped in the fourth quarter and for the overall year ending in August 2012.

AGREEMENTS WITH PARAGON MINERALS CORPORATION

On July 31, 2012, the Company announced that it had entered into a binding arrangement agreement (the “Agreement”) to complete a business combination (the “Merger”) as well as a non-brokered private placement with Paragon Minerals Corporation (TSXV: PGR). Under the terms of the Agreement, Canadian Zinc will acquire all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon. (See Canadian Zinc Press release July 31, 2012)

Paragon is a Canadian-based mineral exploration company focused on base-metal and gold exploration in Newfoundland and northwest Ontario. Completion of the Merger will be subject to the favourable vote of two thirds of the votes cast by Paragon shareholders and by a simple majority of the votes cast by “disinterested” Paragon shareholders pursuant to Multilateral Instrument 61-101 “Protection of Minority Shareholders in Special Transactions” at a special meeting called to approve the transaction which is expected to take place in September 2012. Approval of the Merger will allow Canadian Zinc to issue 7,296,298 common shares in exchange for all 53,649,254 common shares of Paragon currently outstanding. Canadian Zinc will be entitled to an immediate payment by Paragon of a “break fee of $150,000 in the event the Merger is not approved by Paragon shareholders. Upon completion of the Merger, Canadian Zinc and Paragon shareholders will own approximately 96% and 4% of the combined company, respectively.

The Company has also agreed to purchase, in a non-brokered private placement financing, 7,000,000 common shares of Paragon at a price of $0.07 per share for a total consideration of $490,000. The completion of the private placement is not conditional upon the completion of the Merger. This transaction has been completed and Canadian Zinc currently holds approximately 11.54% of the issued share capital of Paragon.

Paragon’s flagship project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”” discovery with a potential opportunity to develop into a viable economic resource. An initial National Instrument (“NI”) 43-101 mineral resource estimate that was recently completed on the Lemarchant deposit includes the following defined mineral resources:

•	Indicated resource estimate: 1.24 million tonnes at an average grade of 5.38% Zn, 0.58% Cu, 1.19% Pb, 1.10 g/t Au and 59.17 g/t Ag; and
•	Inferred resource estimate: 1.34 million tonnes at an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.

(See Paragon Technical Report and Mineral Resource Estimate on Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, dated March 2, 2012 filed on SEDAR.)

The Lemarchant deposit has been defined to a 210 m depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling. Paragon is also exploring an excellent portfolio of gold properties through partner-funded and company-funded exploration programs.

Completion of the merger with Paragon will create a premier base and precious metals exploration and development company with a portfolio of projects in established mining jurisdictions in Canada.

OUTLOOK

Canadian Zinc’s continued focus for 2012 will be to advance the Prairie Creek permit applications through the regulatory phase, to the issue of permits allowing for production. The recent issue in May 2012 of a new underground development permit and the extensions of the current water licence and road permits represent significant steps forward that will enable the continuation of the ongoing development of the Prairie Creek Mine. Further data gathering and testing of specific mine aspects, mainly related to water treatment and management, are being completed for submission to the Water Board at the end of August.

Working with SNC Lavalin and other consultants, the Company plans to advance the development of the Prairie Creek Project. The Pre-Feasibility Study was delivered to the Company in June 2012. Further site investigation and geo-technical work, under the direction of SNC, has begun and will continue during the summer of 2012.

The Company is conducting further technical work to assist in this process which involves further planning and design, site investigations to further assess the existing infrastructure, optimizing the mill plan layout and further assessing the transportation corridor.

As part of the ongoing mine development process the Company also plans to engage in discussions with various smelters and metal traders with regard to the processing and marketing of the lead and zinc concentrates expected to be produced by the Prairie Creek Mine.

At June 30, 2012, the Company had working capital of $17.7 million and is well positioned to carry out its planned 2012 programs. With an exploration budget of $2.5 million, the Company plans to continue the deep-hole diamond drill exploration program at Casket Creek, and also to continue exploration in the immediate vicinity of the Prairie Creek Mine.

Completion of the proposed merger with Paragon, expected to take place in the third quarter of 2012, subject to approval of Paragon’s shareholders, will create a premier base and precious metals exploration and development company with a portfolio of projects in established mining jurisdictions in Canada. The addition of Paragon’s advanced exploration assets, such as the South Tally Pond VMS project in central Newfoundland, will be a major step towards creating a strong intermediate base metal company with an attractive growth profile focused on enhancing shareholder value.

SUMMARY OF QUARTERLY RESULTS

(Unaudited) Quarter ended	Investment Income	Net Income (Loss)	Net Income (Loss) per Common Share – basic and diluted
June 30, 2012	$ 50	$ (9,423)	$ (0.06)
March 31, 2012	48	(2,532)	(0.02)
December 31, 2011	4	(3,518)	(0.03)
September 30, 2011	9	(5,293)	(0.04)
June 30, 2011	16	(10,307)	(0.08)
March 31, 2011	21	(14,244)	(0.11)
December 31, 2010	12	7,400	0.06
September 30, 2010	12	8,379	0.07
All quarterly results prepared in accordance with IFRS	(thousands of dollars except per share amounts)

The Company’s investment income increased in the both quarters of 2012 as the cash, cash equivalents and short-term investments increased due to equity financings completed in late 2011 and early 2012 but decreased over the four quarters of 2011 as the Company funded its operating activities. In addition, the decline in the rate of return for such investments has remained significantly low for all eight quarters.

The net income for the last two quarters in fiscal 2010 largely represents the increase in the fair market value of the Company’s investment in Vatukoula Gold Mines plc. The net loss during the two quarters of 2012 and the four quarters of 2011 primarily represents the decrease in the fair market value of the Company’s investment in Vatukoula Gold Mines plc.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited interim financial statements of the Company for the three and six month periods ended June 30, 2012 and other public disclosure documents of the Company.

For the three and six month periods ended June 30, 2012, the Company reported a net loss and comprehensive loss of $9,423,000 and $11,955,000 respectively, compared to a net loss and comprehensive loss of $10,307,000 and $24,551,000 for the same periods respectively ending June 30, 2011. The net loss in the three and six month periods ended June 30, 2012 included a mark-to-market loss of $6,521,000 and $8,030,000, respectively on the Company’s shares in Vatukoula Gold Mines plc, compared to a mark-to-market loss of $8,154,000 and $21,034,000 for the comparative periods. Excluding the loss on the shares in Vatukoula, the Company recorded a loss of $2,902,000 in the second quarter and a loss of $3,925,000 in the six months ended June 30, 2012 compared to a similar loss of $2,153,000 and $3,517,000 in the same periods last year.

Exploration and Evaluation Costs

For the three and six month periods ended June 30, 2012, the Company expensed $2,509,000 and $3,116,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $1,600,000 and $2,260,000 for the same periods respectively ending June 30, 2011. Details of the exploration and evaluation costs are shown in Note 12 to the unaudited interim financial statements for the three and six month periods ended June 30, 2012.

The overall increase in expenditures at the Prairie Creek Mine Site relates primarily to the increased expenditures related to the diamond drilling program and associated camp operation costs of $1,314,000 and $330,000 respectively, compared to $443,000 and $150,000 in the comparative periods as the Company began site programs earlier than the previous year. Costs associated with permitting activities decreased in the six month period ended June 30, 2012 to $554,000 (Six month period ended June 30, 2011 - $923,000) due to the permitting process requirements changing as the Company received a positive environmental assessment earlier in the year and entered into the final regulatory process in order to receive a Class ‘A’ Water Licence.

The process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. As described in this MD&A the Company considers that it has made continued progress in this process. The Company intends to continue to work through the process for obtaining operating permits in 2012 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and six month periods ended June 30, 2012 was $50,000 and $98,000, respectively versus $16,000 and $37,000 for the comparative periods. The increase is attributable to the overall increase in amounts available for investment during the periods ended June 30, 2012 versus the comparative periods.

Administrative Expenses

The change in administrative expenses (excluding share-based compensation and depreciation) of $551,000 and $992,000 for the three and six month periods ended June 30, 2012 versus $486,000 and $1,122,000 for the three and six month periods ended June 30, 2011, primarily arose from decreased corporate development activities in the year to date period and increased professional fees in the second quarter of 2012.

Other Income (Expenses)

Share-based compensation: Share-based compensation was $11,000 and $35,000 for the three and six month periods ended June 30, 2012 versus $80,000 and $144,000 for the comparative periods due to a lower amount of unvested stock options in the current comparative periods. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Loss on marketable securities: The Company reported a loss on marketable securities of $6,521,000 and $8,030,000 for the three and six month periods ended June 30, 2012 versus a loss of $8,154,000 and $21,034,000 for the comparative periods. The loss arose as a result of the decrease in quoted prices for the marketable securities in which the Company invested. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total loss recorded on marketable securities for the three and six months ended June 30, 2012 is based upon the closing market bid price of the shares at June 30, 2012.

Foreign Exchange: The Company incurred a foreign exchange loss of $nil and $nil for the three and six month periods ended June 30, 2012 compared with a loss of $6,000 and $26,000 in the comparative periods. The Company does not currently hold any foreign currencies.

Tax Deduction Recovery

During the three month period ended March 31, 2012, the Company renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $2,456,000 (March 31, 2011 - $5,000,000) in respect of the flow-through shares issued in 2011 (see Note 10). As at June 30, 2012, the Company has incurred eligible exploration and development costs of $1,276,000. As at June 30, 2011 the Company had incurred eligible exploration and development costs of $2,491,000, which included costs incurred in fiscal 2010. Accordingly, the Company reduced the liability to sell the tax deductions, initially recognized at $295,000, and recognized a tax deduction recovery during the three and six month periods ending June 30, 2012 of $136,000 and $153,000 respectively versus $24,000 and $138,000 respectively for the comparative periods.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At June 30, 2012, the Company had a positive working capital balance of $17,710,000 including cash and cash equivalents of $914,000, short term investments of $12,101,000 and marketable securities of $5,677,000 (for a total of $18,692,000). At December 31, 2011, the Company had cash and cash equivalents of $2,975,000, short term investments of $5,407,000, marketable securities of $13,707,000, and a positive working capital balance of $21,175,000.

The Company’s short term investments at June 30, 2012, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at June 30, 2012 were $1,337,000 compared to $1,015,000 as at December 31, 2011.

Cash inflows from financing activities totaled $8,231,000 for the six months ended June 30, 2012 versus $111,000 for the comparative period, primarily arising from the Company’s financing activities at the beginning of 2012.

On January 6, 2012, the Company issued by way of public offering 7,610,000 units (“Units”) on a brokered basis at $0.67 per Unit, for aggregate gross proceeds of $5,099,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until January 6, 2014 at a price of $0.90 per common share. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 494,650 common shares at any time until July 6, 2013 at a price of $0.67 per share. Net proceeds from the issuance were $4,602,000 after issuance costs comprised of the agent’s commission of $331,000 and other issuance costs of $166,000. The Company also recognized non-cash costs for the fair value of the share purchase warrants issued and broker’s warrants granted of $704,000 and $108,000, respectively.

On February 10, 2012, the Company issued by way of non-brokered private placement 6,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until February 10, 2014 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $3,749,000 after issuance costs comprised of the finder’s fee of $201,000 and other issuance costs of $70,000. The Company allocated $628,000 of the gross proceeds to the fair value of the share purchase warrants.

Financing activities also included issuing 4,130 common shares upon the exercise of warrants at an exercise price of $0.40 for proceeds of $2,000.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process and the feasibility study for Prairie Creek. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated with the permitting process, and in particular, the possibility that external consultants’ time may be required. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favorable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risk Factors” section in this MD&A. The Company currently anticipates that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated to be $34 million plus a contingency of $7 million for a total of $42 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at June 30, 2012. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the Company’s shares that have been acquired, which is not certain. At August 8, 2012, the market value of CZN’s shareholding in Vatukoula Gold Mines was $5.7 million, compared to $5.7 million at June 30, 2012.

The following table reflects the Company’s aggregate financial commitments as of June 30, 2012:

($’000s)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	759	74	446	239	-
Decommissioning Liability (2)	2,595	-	-	-	2,595
Total	3,354	74	446	239	2,595

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 156,723,242 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 6,410,000 and 12,349,668 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

For the three and six month periods ended June 30, 2012, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 and $12,000 respectively versus $6,000 and $12,000 respectively for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At June 30, 2012, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2011 - $4,000).

For the three and six month periods ended June 30, 2012, the Company incurred short-term employee benefits with officers and directors in the amount of $153,000 and $319,000 respectively versus $142,000 and $295,000 respectively for the comparative periods. For the three and six month periods ended June 30, 2012, the Company incurred share-based compensation with officers and directors in the amount of $9,000 and $27,000 respectively versus $67,000 and $123,000 respectively for the comparative periods.

ACCOUNTING POLICIES

The Company recently entered into agreements with the Mine Training Society (funded by the Canadian Federal Government’s Human Resources and Development Department) with a shared purpose of training personnel for future work at the Prairie Creek Mine. According, the Company has adopted effective January 1, 2012, International Accounting Standard 20 – Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). There are two broad approaches to the accounting for government grants under IAS 20: the capital approach, under which a grant is recognised outside profit or loss, and the income approach, under which a grant is recognised in profit or loss over one or more periods. The Company chose to use the income approach as government grants are receipts from a source other than shareholders and therefore they should not be recognised directly in equity but should be recognised in profit or loss in appropriate periods.

The Company recognizes grants from the government at their fair value where there is a reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectability is reasonably assured. Government grants relating to costs are accrued as receivable and recognized in the Statement of Comprehensive Income (Loss) as a reduction of the related expense. Government grants relating to property, plant and equipment are accrued as receivable and recognized in the Statement of Financial Position as a reduction of the carrying value of the related asset.

The Company expects to receive approximately $3 million over the next 3 years. For the three and six month periods ended June 30, 2012, the Company received $4,000 and $113,000 respectively from the Mine Training Society (funded by the Government of Canada (HRSDC)) related to training costs and recorded as a reduction to the related expense. For the three and six month periods ended June 30, 2012, the Company received $nil and $126,000 respectively from the Mine Training Society related to purchase of equipment and recorded as a reduction of the carrying value of the related asset.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		June 30, 2012	December 31, 2011
Cash and cash equivalents	FVTPL	$ 914	$ 2,975
Short-term investments	FVTPL	12,101	5,407
Marketable securities	FVTPL	5,677	13,707
Other receivables	Loans and receivables	165	68
Restricted cash	FVTPL	214	214
Accounts payable	Other financial liabilities	(971))	(60))
Accrued and other liabilities	Other financial liabilities	(225))	(660))

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at June 30, 2012, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net loss of approximately $568,000.

Included in the loss for the six months ended June 30, 2012 is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net loss would have been approximately $36,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company also holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at June 30, 2012, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income would be $36,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in any foreign currency.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The total value of these items at June 30, 2012 is $18,906,000 (December 31, 2011 - $22,303,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company. At June 30, 2012, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at June 30, 2012, the Company had positive working capital of $17,710,000 (December 31, 2011 - $21,175,000). Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine Site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. As required under National Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended June 30, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates.

The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Impairment of long-lived assets

The carrying value of property, plant and equipment at June 30, 2012 was $984,000 (December 31, 2011 - $1,063,000) and for exploration and evaluation assets was $4,709,000 (December 31, 2011 - $4,694,000).

The Company assesses at each date of the statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At June 30, 2012, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

As at June 30, 2012, the Company estimated that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,595,000 (December 31, 2011 - $2,445,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $1,946,000 (December 31, 2011 - $1,907,000) discounted at 2.25% per annum (December 31, 2011 – 2.41%). It is assumed the settlement of the obligations will occur through to 2029.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

Period of Grant	Six months ended June 30, 2012	Year ended December 31, 2011
Dividend Yield	Nil	0%
Risk free interest rate	Nil	1.9%
Expected life	Nil	2.6 to 3.5 years
Expected volatility (1)	Nil	79.4% to 85.1%
Weighted average grant date fair value	Nil	0.38
Forfeiture rate	Nil	1%

(1) Determined based on historical volatility of the Company.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated March 15, 2012, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time.

No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

In 1998 - 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Mine is encircled by the newly expanded Nahanni National Park Reserve, however an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine Area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine Area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at Prairie Creek, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Mine are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc Corporation and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Prairie Creek Mine may not be able to operate.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, as occurred in late 2008, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced.

The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production from Canadian Zinc’s mining property is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc could be forced to discontinue production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling.

The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On August 8, 2012, the value of the Company’s investment in VGM was $5.7 million.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations;
•	expectations around the process for obtaining operating permits;
•	the receipt and timing of necessary regulatory approvals;
•	the Company’s plans for further exploration at the Prairie Creek Mine;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce, delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Liquidity, Financial Condition and Capital Resources” and “Review of Financial Results.”

Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from the Company or from the SEC’s website at http://www.sec.gov/edgar.shtml.